SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 13, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)

(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

As previously reported on March 2, 2005, Jefferson Smurfit Group completed the sale of its Munksjö specialty paper business to The EQT III Fund for approximately €450 million.  The sale of the Munksjö tissue business is subject to customary closing conditions.

The unaudited pro forma condensed consolidated balance sheet of JSG Funding plc ("JSG Funding") as of December 31, 2004 and the unaudited pro forma condensed consolidated statement of income of JSG Funding for the year ended December 31, 2004 are attached hereto as Exhibit 1.  The unaudited pro forma condensed consolidated financial statements of JSG Funding are not necessarily indicative of the results that actually would have been attained if the disposal had been in effect on the dates indicated or that may be attained in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2005	JSG FUNDING PLC

	By:	/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer